1(212) 318-6053

keithpisani@paulhastings.com

September 30, 2021

VIA EDGAR

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Margaret Schwartz

Re:	TPCO Holding Corp.

Registration Statement on Form 10-12G

Filed September 30, 2021 (to be re-dated to August 9, 2021)

File No. 000-56348

Ladies and Gentlemen:

On behalf of TPCO Holding Corp. (the “Company”), we are transmitting for filing one copy of the Amendment No. 1 (the “Amendment”) to the above-referenced registration statement on Form 10 marked to show the changes made to the above-referenced registration statement on Form 10 (the “Registration Statement”) filed with the Securities and Exchange Commission (the “Commission”) on September 30, 2021 (to be re-dated to August 9, 2021).

This Amendment is being filed in response to comments with respect to the Registration Statement received from the staff of the Commission (the “Staff”) by letter dated September 3, 2021. The numbering of the paragraphs below corresponds to the numbering of the Staff’s comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of the Company’s responses correspond to the page numbers of the Amendment. Capitalized terms used herein but not defined herein shall have the meanings assigned to them in the Amendment.

Registration Statement on Form 10-12G

Business Corporate Relationships, page 4

1.

Please revise this section to reflect your disclosure on page 59 indicating that because you will be a holding company with no operations of your own, you will be dependent on your subsidiaries for cash. Please also disclose any restrictions or other factors that could inhibit your subsidiaries’ ability to pay dividends or make other distributions to your company.

Margaret Schwartz

September 30, 2021

The Company has revised the disclosure on page 4 in response to the Staff’s comment. The Company is not aware of any restrictions or other factors that could inhibit its subsidiaries’ ability to pay dividends or make other distributions the Company.

General Development of the Business – The Parent Company, page 6

2.	Please revise page 10 to state the amount of shares covered by the Registration Rights Agreement.

The Company has revised the disclosure on page 11 in response to the Staff’s comment.

3.	Please file the Brand Strategy Agreement and Roc Binding Heads of Terms as exhibits pursuant to Item 601(b)(10) of Regulation S-K or advise.

The Company respectfully submits that the Brand Strategy Agreement and Roc Binding Heads of Terms (collectively, the “Agreements”) were entered into in the ordinary course of its business. As such, the Agreements only need to be filed if they fall within one of the categories set forth in Item 601(b)(10)(ii). The pertinent categories of 601(b)(10)(ii) are:

(A) Any contract to which directors, officers, promoters, voting trustees, security holders named in the registration statement or report, or underwriters are parties other than contracts involving only the purchase or sale of current assets having a determinable market price, at such market price;

(B) Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent . . . .

With respect to subparagraph (A), no director, officer, promoter are parties to the Agreements. While Desiree Perez, a director of the Company, is CEO of Roc Nation, she is not a party to the Roc Binding Head of Terms. In addition, Roc Nation and SC Branding, LLC are mentioned as security holders in the Registration Statement solely due to the fact that the Agreements provide payments to these entities in Common Shares.

Margaret Schwartz

September 30, 2021

With respect to subparagraph (B), the Company has respectfully advises the Staff that its business is not substantially dependent upon the Agreements.

General Development of the Business – Caliva, page 12

4.	We note your disclosures in this section regarding Caliva’s increases in sales in 2018, 2019 and 2020. Please revise to disclose Caliva’s net income (loss) during these periods.

The Company has revised the disclosure on page 13 in response to the Staff’s comment.

Description of the Business, page 14

5.

We note your statement on page 22 that you derive a substantial portion of your revenues from state legalized Medical-Use Cannabis and Adult-Use Cannabis. Please revise your disclosure in this section to describe the extent to which your revenues are attributable to each.

The Company has revised the disclosure on pages 15 and 22 in response to the Staff’s comment.

6.	Please revise this section, where appropriate, to discuss recent trends in your direct to consumer and wholesale revenue streams as well as your operating results in recent periods.

The Company has revised the disclosure in two places on page 15 in response to the Staff’s comment to discuss recent decreases in the pricing of flower and oil.

7.	Please revise your disclosure to provide more information concerning the quality testing of your cannabis products performed either by the Company or contracted to third parties.

The Company has revised the disclosure on page 15 in response to the Staff’s comment.

Margaret Schwartz

September 30, 2021

Intellectual Property, page 20

8.

Please revise to disclose for each material patent and trademark the specific products or technologies to which such patents or trademarks relate and the type of patent protection and expiration dates, if applicable. Please also clarify the extent to which your intellectual property rights are enforceable where cannabis remains illegal under U.S. federal law or cross reference the risk factor discussion on page 66.

The Company has revised the disclosure on page 20 in response to the Staff’s comment.

9.

On page 68 you mention in-licensing intellectual property. Please revise this section to describe any material license agreements and file these agreements as exhibits to your registration statement, or advise.

The Company respectfully advises the Staff that it does not currently have any material license agreements.

Competitive Conditions, page 21

10.

Please expand your disclosure regarding competitive conditions to discuss the company’s competitive position in your industry and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-K.

The Company has expanded the disclosure appearing on page 21 in response to the Staff’s comment.

Risk Factors

General Risks related to the Company including Capital Structure, Public Company and Tax Status and Capital Financing Policies, page 60

11.	Please file your Lockup Agreements, mentioned on page 60, pursuant to Item 601(b)(10) of Regulation S-K.

The Company has filed the form of Lockup Agreement as exhibit 10.12 to the Amendment in response to the Staff’s comment.

12.	Please include risk factor disclosure highlighting the risks stemming from the Compliance Provisions of your Articles, described on page 152.

The Company has added risk factor disclosure on page 63 in response to the Staff’s comment.

Margaret Schwartz

September 30, 2021

Financial Information

The Parent Company - Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 75

13.

On page 77 you state: “We believe our combined operations, which will result in the creation of what we believe will be, by revenue, vertical footprint, brand portfolio and balance sheet, the largest cannabis company in California…” Please revise to provide the support for this statement, including how you selected the comparable companies and the sources for the revenue figures. Similarly, please provide support for your statement that you have best-in-class margins on page 87 or remove such statement.

The Company has revised the disclosure on page 77 to eliminate the referenced language.

The Company has revised the disclosure on page 86 to eliminate the reference to “best-in-class product margins.”

14.	We note on page 89 you state: “The Parent Company has elected to withdraw its previously provided guidance.” Please revise to specify which guidance you are referring to.

The Company has revised the disclosure on page 89 in response to the Staff’s comment.

Integration Initiatives, page 86

15.

We note your disclosure in this section that you have secured long-term access to over 900,000 pounds of high-quality, low-cost, California-grown cannabis. Please revise your registration statement, where appropriate, to describe the material terms of this agreement and file the agreement as an exhibit to your registration statement. Alternatively, please advise.

The Company has revised the disclosure on page 86 to correct the statement referenced by the Staff.

Caliva - Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 106

16.

Please revise page 106 to provide support for your statement that Caliva is one of the premier vertically-integrated cannabis companies and a leading consumer brand in the United States cannabis industry. Please provide similar support with respect to SISU, which on page 123 is said to be industry-leading.

Margaret Schwartz

September 30, 2021

The Company has revised the disclosure on pages 106 in response to the Staff’s comment. In addition, the Company has deleted the reference to “industry leading” on page 123.

Directors and Executive Officers, page 130

17.

Please revise your discussion on pages 130-132 to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each director should serve as your director. Refer to Item 401(e)(1) of Regulation S-K.

The Company has revised the discussion on pages 131 through 133 in response to the Staff’s comment.

Executive Officer and Director Compensation, page 135

18.	Please revise footnote 3 on page 138 to clearly describe the milestones that must be achieved in order for the RSUs to vest.

The Company respectfully submits that the description in footnote 4 (formerly footnote 3) on page 138 appropriately describes the milestones, which are very technical in nature. However, the Company has revised footnote 4 to advise investors where they can review the Milestones if they desire.

Description of Registrant’s Securities to be Registered, page 151

19.

We note that your forum selection provision identifies the courts of the Province of British Columbia and appellate courts therefrom as the exclusive forum for certain litigation, including any “derivative action.” Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Margaret Schwartz

September 30, 2021

The Company has provided additional disclosure on page 154 in response to the Staff’s comment.

Indemnification of Directors and Officers, page 156

20.	Please file the indemnification agreement with your directors and officers mentioned on page 158 as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

The Company has filed its form of indemnification agreement as exhibit 10.13 to the Amendment.

(m) Revenue Recognition, page F-17

21.	Please tell us whether your service revenues are material. If so, please disclose the amount in your statements of operations. For reference see Rule 5-03 of Regulation S-X.

The Company respectfully advises the Staff that its revenues from merchandising and distribution services were negligible from 2018 to the present date and thus these immaterial revenues have not been separately presented in its statement of operations.

22.

We note on page 91 that you have launched the Club Loyalty Program that offers reward points to the members. Please expand your disclosure to discuss your consideration of such reward points in your revenue recognition.

The Company respectfully advises the Staff that the Club Loyalty Program was launched in the second quarter of 2021. The Company has provided disclosure relating to its revenue recognition policies relating to this program on age F-18.

(w) Critical Accounting Estimates and Judgments

Principal versus agent, page F-24

23.

Please provide us with a sample transaction where you are required to perform a gross versus net analysis. In addition please provide us with the full principal versus agent analysis in accordance with ASC 606.

Margaret Schwartz

September 30, 2021

Background/ Description of transaction

A wholly-owned subsidiary of the Company (“the Subsidiary”) is a manufacturer and distributor of cannabis products in the State of California. Its operations relate to the manufacturing and sale of cannabis oil, extracts, and concentrates from raw cannabis materials obtained from third-party farmer-suppliers. The Subsidiary also obtains bulk cannabis flower from farmer-suppliers which it sells to its wholesale customers.

The Subsidiary displays and sells all of its products from its showrooms in Los Angeles and San Francisco. The products are all no-name labelled products, which contain information about the contents of the package, including strain, THC content, Certificate of Analysis, etc. The packaging does not contain any information with respect to the supplier.

In some of the bulk cannabis flower supply arrangements, title of the cannabis flower transfers to the Subsidiary upon payment to the supplier. In other bulk cannabis flower purchase arrangements, title of the cannabis flower transfers to the Subsidiary when the Subsidiary agrees to purchase the cannabis flower from the farmer-supplier. In those cases, the Subsidiary does not pay the farmer-supplier for the cannabis flower until it has been sold to a third-party wholesale customer.

ASC 606-10-55-36 requires that

“When another party is involved in providing goods or services to a customer, the entity shall determine whether the nature of its promise is a performance obligation to provide the specified goods or services itself (i.e. the entity is a principal) or to arrange for those goods or services to be provided by the other party (i.e. the entity is an agent)”

The other party involved in providing goods or services to the Subsidiary’s wholesale customers is the farmer-supplier who provides the raw materials, including bulk flower, to the Subsidiary. As a result of the above requirement, the Subsidiary has assessed whether the bulk flower supply contract with the farmer-supplier results in the Subsidiary acting as an agent or as a principal in the transaction with the wholesale customer.

Overview of the contract with the farmer-supplier

The Subsidiary acquires bulk flower from the farmer-supplier. In order to get the product ready for re-sale, the Subsidiary inspects, quality tests, cleans, sorts and packages the flower. The Subsidiary then sells the bulk flower to its wholesale customers out of its leased showrooms in San Francisco and Los Angeles. At the time of pick up of the cannabis flower by the Subsidiary from the farmer-supplier’s location, the farmer-supplier has the right to provide the Subsidiary with a range of what it is willing to accept from the Subsidiary when it buys the flower. The farmer-supplier is then paid a fixed price within the pre-determined price range when the product is sold to the wholesale customers. The Subsidiary does not disclose to the farmer-supplier the price paid by the wholesale customer to the Subsidiary.

Margaret Schwartz

September 30, 2021

The contracts are structured to share in inventory risk with the farmer-supplier and include delayed payment terms in order to assist the Subsidiary in managing its cash flows as well as mitigating price risk as the price of cannabis can fluctuate significantly due to supply and demand. Price risk is mitigated by determining the final sale price and the purchase price on the same day so that the Subsidiary is not exposed to fluctuations in the market price of cannabis. The final purchase price is set by the Subsidiary based on the price range previously provided by the farmer-supplier.

ASC 606 Analysis:

ASC 606-10-55-37 states:

“An entity is a principal if it controls the specified good or service before that good or service is transferred to the customer. However, an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer. An entity that is a principal may satisfy its performance obligation to provide the specified good or services itself or it may engage another party (for example, a subcontractor) to satisfy some or all of the performance obligation.”

In order to be the principal in the transaction, the Subsidiary must control the bulk flower prior to it being transferred to the wholesale customer. The below is the analysis of control.

Control Analysis

Control of an asset is defined in ASC 606-10-25-25 as:

“the ability to direct the use of, and obtain substantially all of the remaining benefits from, the asset. Control includes the ability to prevent other entities from directing the use of, and obtaining the benefits from, an asset.”

ASC 606-10-55-37A provides additional guidance on paragraph ASC 606-10-25-25 and assessing which entity has control prior to transferring to the customer:

“When another party is involved in providing goods or services to a customer, an entity that is a principal obtains control of any one of the following:

a)	a good or another asset from the other party that it then transfers to the customer;

Margaret Schwartz

September 30, 2021

b)	a right to a service to be performed by the other party, which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf

c)

a good or service from the other party that it then combines with other goods or services in providing the specified good or service to the customer. For example, if an entity provides a significant service of integrating goods or services (see paragraph 29(a)) provided by another party into the specified good or service for which the customer has contracted, the entity controls the specified good or service before that good or service is transferred to the customer. This is because the entity first obtains control of the inputs to the specified good or service (which includes goods or services from other parties) and directs their use to create the combined output that is the specified good or service”

As outlined above, the overall premise of ASC 606 is that an entity is acting as a principal if it obtains control over the asset/service prior to being transferred to the customer. ASC 606-10-55-37A(b) above is not applicable to the bulk flower contracts as it relates to services and the transactions being analyzed are the sale of goods (bulk flower sales to wholesale customers) and not service arrangements.

Consideration of 606-10-55-37A (c)

Although the Subsidiary cleans, tests and packages the flower, it is not performing a significant service of integrating the flower with other goods and services and therefore, ASC 606-10-55-37A(c) does not apply.

Consideration of 606-10-55-37A (a)

The Subsidiary brings the flower to its Eureka location where the flower is inspected, cleaned (for example, to remove mold), quality tested (Certificate of Analysis produced), sorted and packaged in 1lb bags with moisture packets for resale. The 1lb packages are then aggregated into larger packages (for example 50x1lb bags) for distribution to the Los Angeles or San Francisco showrooms. In this case, Subsidiary provides a service of quality testing, inspecting, cleaning, white-labelling and packaging the flower which results in a product that is saleable to wholesale customers at the showroom.

Once the flower has been inspected, cleaned, and packaged as per the above, it is then in its saleable form and the Subsidiary determines how the product should be sold (for example, in 1lb bags), where it should be sold (which showroom the flower should be sold from), the quantity of each product obtained from the farmer-supplier that should be sold at each show room (the

Margaret Schwartz

September 30, 2021

product obtained by the farmer-supplier may be sold at both showroom locations) and at which price. By doing so, the Subsidiary directs the use of the flower and obtains all remaining benefits from selling the flower. However, at any point in time before title transfer, which is generally immediately before sale to the wholesale customer, the farmer-supplier has the right to recall the flower back from the Subsidiary. Additionally, the farmer-supplier has the right to market the flower to other third parties before title transfer and direct any third party to the Subsidiary for purchase of the flower.

In management’s view, the farmer-supplier call right and marketing right on the inventory do not prevent the Subsidiary from acting as a principal in the arrangement with the wholesale customer. Rather, the call and marketing rights only prevent the Subsidiary from having front end inventory risk. As outlined later in this analysis there are other indicators that the Subsidiary controls the flower before it is sold to the wholesale customer and is therefore, acting as a principal—such as the Subsidiary having the primary obligation to the wholesale customer and backend inventory risk.

Title transfer

Title of the goods transfers to the Subsidiary immediately before the sale to the end customer. Title of the asset is not required in order for an entity to demonstrate that it has obtained control of the goods before transfer to the customer. This is consistent with ASC 606-10-25-30 which discusses that having legal title is an indicator that an entity has the ability to direct the use of, and obtain substantially all of the remining benefits from an asset, or to restrict the access of other entities to those benefits. In other words, legal title is an indicator that an entity has control but is not determinative on its own and therefore, further analysis under ASC 606 is required.

The view that the Subsidiary controls the goods before they are transferred to the customer is further supported by the analysis of the indicators in ASC 606-10-55-39 that an entity controls the specified good or service before it is transferred to the customer outlined below.

Consideration of ASC 606-10-55-39(a)- primary responsibility

The Subsidiary is solely responsible for fulfilling the promise to the ultimate wholesale customer and is the only party visible to the customer. At no point does the wholesale customer know who the farmer-supplier of the flower is. The packages contain information about the strain and THC content and also includes a Certificate of Analysis, but no information about the farmer-supplier is available or visible to the wholesale customer.

Margaret Schwartz

September 30, 2021

The Subsidiary is responsible for ensuring acceptability of the product by the customer. If the customer is unsatisfied, the customer looks to the Subsidiary to remediate the situation including accepting returns of products. Furthermore, the Subsidiary does not have return rights and cannot return the goods back to the farmer-supplier once it has agreed to purchase the flower and title has transferred.

Overall, the Subsidiary has primary responsibility for fulfilling the performance obligation which supports that the Subsidiary is acting as a principal.

Consideration of ASC 606-10-55-39(b)- inventory risk

Inventory risk consists of both front end inventory risk and back end inventory risk1.

The Subsidiary does not have front end inventory risk as it does not bear the risk of loss as a result of obsolescence or destruction of inventory as outlined in the contract.

However, the Subsidiary has back-end inventory risk as customers have the right to return the product to the Subsidiary without the Subsidiary having a right to return the product to the supplier after title has transferred.

Overall, the Subsidiary has back-end inventory risk which supports that the Subsidiary is acting as a principal.

Consideration of ASC 606-10-55-39(c)- price discretion

The farmer-supplier has the right to provide the Subsidiary with a range of what it is willing to accept from the Subsidiary when it buys the flower, which is what the Subsidiary uses to gauge what it needs to obtain from the customer to achieve a desirable margin. In doing so, the Subsidiary demonstrates it has the ability to obtain substantially all of the remaining benefits. The farmer-supplier does not know the price that the Subsidiary obtains from its wholesale customers. Furthermore, the Subsidiary can choose to sell the product for a price less than the range provided by the farmer-supplier. Therefore, the Subsidiary has full discretion in setting prices with the customer and is therefore acting as a principal.

[1]	A Roadmap to Applying the New Revenue Recognition Standard, page 392-393

Margaret Schwartz

September 30, 2021

Conclusion on assessment of indicators

When considering all indicators, it is management’s view that the Subsidiary is acting as a principal in its transactions with wholesale customers. This is due to the fact that the Subsidiary has primary responsibility to the wholesale customer—the wholesale customer is buying a white-label product and has no idea who the farmer-supplier is and therefore, has no contact with the farmer-supplier. In addition, the Subsidiary has back end inventory risk and discretion in setting prices with the wholesale customer.

As outlined by Deloitte in its publication, A Roadmap to Applying the New Revenue Recognition Standard,

“If it is clear that an entity has primary responsibility for fulfilling a promise to provide a specified good or service to a customer, we believe that this would typically mean that the entity is deemed to be a principal. Although ASC 606-10-55-39 [IFRS 15.B37] lists primarily responsibility as only an indicator, ASC 606-10-55-36 [IFRS 15.B34] makes clear that when the principal-versus-agent analysis is performed, it is key to identify which party is promising to provide the specified good or service to the customer. If an entity has primary responsibility to the customer for providing a specific good or service it will usually follow that the entity is the party that is promising to provide the good or service to the customer (i.e., the entity is a principal, not an agent), even if the entity has engaged another party (e.g., a subcontractor) to satisfy some or all of the performance obligation on its behalf”.    (page 392)

In all cases, the Subsidiary has the unilateral ability to choose the end customer and sell the products and therefore, the transfer of title to the Subsidiary immediately before the sale to the end customer does not prevent the Subsidiary from acting as a principal in the arrangement.

Therefore, as the Subsidiary has primary responsibility for fulfilling the performance obligation, back-end inventory risk, and discretion is setting prices, it is appropriate to conclude that the Subsidiary is acting as a principal.

Overall Conclusion

It is clear that the Subsidiary (and not the farmer-supplier) is promising to provide the specified good (flower) to the customer. As discussed earlier, the wholesale customer has no linkage back to the farmer-supplier and does not know who the supplier is. Also, as discussed earlier, the Subsidiary changes the format of the product to make it saleable and decides how much product goes to the showroom and at what price.

Margaret Schwartz

September 30, 2021

Furthermore, the Subsidiary obtains control of the flower once title has transferred and therefore the Subsidiary has control of the flower before it is transferred to the customer. In all cases, the Subsidiary has the unilateral ability to choose the end customer and sell the products. Further, the farmer-supplier’s restriction on sale and its ability to request return of its products are removed once title transfers to the Subsidiary before sale to the end customer. This fact combined with the analysis of indicators of control support that the Subsidiary has obtained control of the flower before transfer to the wholesale customer.

As a result, the Subsidiary is the only party with primary responsibility and with control of the product before it is sold to the wholesale customer and therefore, the only party that can be the principal.

Therefore, it is management’s judgement that the Subsidiary is acting as the principal in its transactions with wholesale customers, and as required by ASC 606-10-25-25, the Subsidiary obtains control of the flower before it is transferred to the customer.

(x) Accounting Standards Adopted, page F-24

24.

We note on page 75 that you elected not to opt out of the extended transition period so the Company can defer the adoption of the new or revised accounting standards. However, we note you adopted ASU 2019-12, ASU 2020-01 (Topic 321) and ASC 842 in January 2021, earlier than the effective date for the private entities. Please clarify or revise.

As noted on page 75, the Company has elected not to opt out of the extended transition period, and as a result the Company has deferred the adoption of new or revised accounting standards until the effective dates for private companies. Each of ASU 2019-12, ASU 2020-01 (Topic 321) and ASC 842 (the “ASUs”) permit early adoption for periods for which financial statements have not yet been made available for issuance. The Company’s March 31, 2021 interim condensed consolidated financial statements were authorized for issuance on August 5, 2021, and as permitted by the ASUs, the Company elected to early adopt the ASUs effective January 1, 2021. The Company has provided additional disclosure on page F-24 in response to the Staff’s comment.

Financial Statements for Fiscal Years 2020 and 2019

Consolidated Statements of Changes in Shareholders’ (deficit) equity, page F-55

Margaret Schwartz

September 30, 2021

25.

We note that you account for the sponsor and public warrants as equity. Please provide us with your analysis under ASC 815-40 to support your accounting treatment for the warrants. As part of your analysis, please address whether there are any terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrant, and if so, how you analyzed those provisions in accordance with the guidance in ASC 815-40.

There are no terms or provisions in the warrant agreement that provide for potential changes to the settlement amounts that are dependent upon the characteristics of the holder of the warrants. In addition, there are no clauses that allow for cashless or net settlement. The Company’s analysis in accordance with ASC 815-40 is laid out below.

ASC 815-40 requires management to consider both the contingent exercise provisions and the settlement provisions of the instrument and any embedded features in this analysis.

Instrument analysis

Step 1- Evaluation of Contingent Exercise Provisions (ASC 815-40-15-7A)

As per Recital F of the Warrant Agency Agreement dated July 16, 2019 (the “Agreement”), the warrants are exercisable 65 days after consummation of the qualifying transaction. As a result, the only contingent exercise provision is the consummation of a qualifying transaction. Once the warrants become exercisable, there are no further exercise contingencies that need to be met. As this contingent exercise provision is not related to an observable market or index, it does not preclude the warrants from being considered indexed to the Company’s own stock.

Step 2- Evaluation of Settlement Provisions (ASC 815-40-15-7C)

As per Section 3.2(1)(ii) of the Agreement, to exercise the warrants the holder is required to pay the exercise price by certified cheque, bank draft or money order in lawful money of the United States. There is only one settlement mechanism in the Agreement, and that is for the holder to pay the exercise price as described, and for the Company to deliver shares. There are no net settlement provisions that would require the Company to net settle in shares or to net settle in cash. In addition, there is no distinction in the warrant certificate that provides for different settlement treatment depending on the characteristics of the holder of the warrant.

There are several adjustments to the warrant certificates that are detailed in Sections 4.1 to 4.3 of the Agreement. Each of those sections provide adjustments to either the exercise price or the number of shares issuable under each warrant as a result of standard anti-dilution events which are permissible under ASC 815-40-15-7E and 15-7F. The adjustments are applied consistently regardless of the characteristics of the holder of the warrant.

Margaret Schwartz

September 30, 2021

Call option analysis

As per Section 3.3 of the Agreement, the Company has a call option on public warrants and on sponsor warrants that have been transferred to a non-sponsor. The call option is exercisable if the share price is trading at or above $18.00 for 20 days within a 30-day window. If the Company exercises the call option, the public warrants will expire in 30 days unless exercised.

Step 1- Evaluation of Contingent Exercise Provisions (ASC 815-40-15-7A)

This call option is exercisable by the Company based on two contingencies: (i) whether the warrant has been transferred to a non-sponsor, and (ii) whether the price of the common stock is trading above $18. Both of these contingencies must be met in order for the call option to be exercisable. Both of these contingent exercise provisions are permissible under Step 1 as they are not based on a market or index other than the Company’s stock price or operations.

Step 2- Evaluation of Settlement Provisions (ASC 815-40-15-7C)

As noted above, settlement upon exercise is always gross. There are no cashless exercise settlement methods that are available to either the sponsor or non-sponsor when the warrants are exercised. As discussed above, there are several adjustments to the warrant certificates that are detailed in Sections 4.1 to 4.3; however those are as a result of standard anti-dilution events which are permissible under ASC 815-40-15-7E and 15-7F. The adjustments are applied consistently regardless of the characteristics of the holder of the warrant.

Overall conclusion

Based on the above analysis, the Company has concluded that there are no provisions that preclude equity treatment of the warrants.

Exhibits

26.	In addition to your Notice of Articles, please file your Articles as an exhibit. Refer to Item 601(b)(3)(i) of Regulation S-K.

The Company has filed its Articles as exhibit 3.3 to the Amendment in response to the Staff’s comment.

General

27.

Pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 becomes effective automatically 60 days after the initial filing date. At that time, you will be subject to the reporting requirements of the Exchange Act. In addition, we will continue to review your filing until all of our comments have been addressed. If the review process has not been completed before the effectiveness date you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and, as applicable, file a new Form 10 registration at such time as you are able to respond to any remaining issues or comments.

Margaret Schwartz

September 30, 2021

The Company respectfully acknowledges the Staff’s comment.

*    *    *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at (212) 318-6053 or Barry A. Brooks at (212) 318-6077.

We thank the Staff in advance for its assistance.

Sincerely,

/s/ Keith Pisani

Keith D. Pisani

for PAUL HASTINGS LLP

Enclosures